Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-224923 on Form S-8 of our report dated February 14, 2019, relating to the consolidated and combined financial statements of Wyndham Hotels & Resorts, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standard Board Codification 606, Revenue from Contracts with Customers), and the effectiveness of the Wyndham Hotels & Resorts, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Wyndham Hotels & Resorts, Inc. for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
New York, New York
February 14, 2019